FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Lumina Copper Corp.

(Translation of registrant’s name into English)

1550-625 Howe Street, Vancouver, B.C.  V6C 2T6  Canada

(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                    Form 40-F  ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ________

No: :        X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant  has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUMINA COPPER CORP.

“Robert Pirooz”

Dated:

December 8, 2004

By:  ______________________________

Name:

Robert Pirooz

Title:

Vice President

NEWS RELEASE AMEX / TSX: LCC

“DECEMBER 8 -2004”

NR:04-23

DRILL RESULTS SIGNIFICANTLY EXPAND

COPPER MINERALIZATION AT REGALITO

Vancouver, British Columbia – Lumina Copper Corp is pleased to announce that recent drill results from its Regalito property in central Chile have significantly expanded the zone of copper mineralization.  Assay and leachability results for the final 32 holes and hole locations are shown on the attached table and map.  Lumina's 2004 drilling program is now complete, with 32,189 meters in 114 reverse circulation and diamond drill holes having been drilled.  A new mineral resource estimate by AMEC is in preparation and will be announced in early January 2005.

In October, Lumina began a comprehensive metallurgical testwork program under the supervision of SGS Lakefield, Chile. The first phase comprised bottle roll testing of oxide and sulphide material from drill core and chips and was completed in late November.  Results confirm the excellent leachability of this material in confirmation of previous results from the sequential assay analysis of each drill sample.

The second phase of the program began in November with the drilling of eight large-diameter core holes for bulk column testing.  Lakefield is currently crushing and screening the core from these holes to construct the bulk columns, which will run until mid-2005 and form the basis for a pre-feasibility study into a large-scale copper leaching operation at Regalito.  A copper leaching operation produces copper cathode on-site and avoids the need to ship copper concentrate to an off-site smelter.  As a result, economic grades for copper leach operations are normally much lower than for copper concentrate-producing operations.

Vector Engineering has completed its preliminary infrastructure study for the layout of heap leach pads, dumps and basic infrastructure to support a mining operation producing approximately 150,000 tonnes of copper cathode per year from both heap and dump leach material.  A Preliminary Assessment to evaluate the viability of a mining operation at Regalito will commence in January and is targeted for completion during the second quarter of 2005.

1

LUMINA COPPER CORP	For further information contact:
David Strang, VP Corporate Development
Signed: “Anthony Floyd”	dstrang@luminacopper.com
tel: + 604 687 0407
Anthony Floyd, President	fax: + 604 687 7401

1

CAUTION REGARDING FORWARD LOOKING STATEMENTS:

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995:  Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking statements” within the meaning of the Private Securities Act of 1995.  Such forward-looking statements, including but not limited to those with respect to the price of copper, gold and molybdenum, the timing and amount of future production, costs of production, reserve and resource determination and reserve conversion rates, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, among others, risks relating to the integration of acquisitions, risk relating to international operations, risks relating to joint-venture operations, the actual results of current exploration activities, conclusions of economic evaluations, changes in project and exploration parameters as plans continue to be refined, future prices of copper, gold and molybdenum, as well as those factors discussed in the section entitled “Risk Factors” in the Form 20-F as on file with the Securities and Exchange Commission in Washington, D.C.  Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.

1550 - 625 HOWE STREET      VANCOUVER     BC     CANADA      V6C 2T6

info@luminacopper.com      www.luminacopper.com     T: 604 687 0407    F: 604 687 7041

NEWS RELEASE AMEX / TSX: LCC

Drill Hole	From	To	Length	Cu	Leachability[1]
	metres	metres	Metres	%
RG 04-44 (DD)	16.00	278.00	262.00	0.38	87%
incl.	16.00	86.00	70.00	0.58	89%
Significance	Thick intersection of leachable copper, Lumina twin hole with RG-01.
RG 04-61 (RC)	132.00	240.00	108.00	0.36	68%
Significance	Thick intersection of leachable copper.
RG 04-76 (RC)	96.00	288.00	192.00	0.42	72%
incl.	96.00	140.00	44.00	0.56	75%
Significance	Thick intersection of leachable copper.
RG 04-77 (RC)	92.00	194.00	102.00	0.35	87%
Significance	Thick intersection of leachable copper.
RG 04-79 (RC)	74.00	320.00	246.00	0.43	78%
incl.	74.00	132.00	58.00	0.58	83%
Significance	Thick intersection of leachable copper with higher grade in upper part of hole.
RG 04-81 (RC)	44.00	430.00	386.00	0.36	32%
Significance	Thick intersection of copper mineralization, open on the section to the southeast.
RG 04-83 (RC)	30.00	170.00	140.00	0.40	94%
incl.	30.00	80.00	50.00	0.53	95%
Significance	Thick intersection of highly leachable copper.
RG 04-84 (DD)	60.00	324.00	264.00	0.39	70%
incl.	226.00	324.00	98.00	0.57	55%
Significance	Thick intersection of leachable copper, open to the southwest.
RG 04-87 (RC)	40.00	112.00	72.00	0.32	65%
Significance	Intersection of near surface leachable copper, open to the south and southwest.
RG 04-88 (DD)	96.00	144.00	48.00	0.34	61%
Significance	Deposit thinning to the southwest.
RG 04-90 (RC)	72.00	270.00	198.00	0.53	70%
Significance	Thick intersection of leachable copper at southeast extent of the deposit.
RG 04-91 (DD)	66.00	266.00	200.00	0.51	77%
incl.	94.00	162.00	68.00	0.68	75%
Significance	Thick intersection of leachable copper open to the south and southwest.
RG 04-92 (DD)	8.00	105.00	97.00	0.53	93%
Significance	Hole drilled to twin drilling completed by previous operator.
RG 04-93 (DD)	6.00	60.00	54.00	0.68	93%
Significance	Hole drilled to twin drilling completed by previous operator.
RG 04-94 (DD)	50.00	270.00	220.00	0.43	93%
incl.	50.00	66.00	16.00	0.72	95%
Significance	Thick intersection of leachable copper in the central part of the deposit.
RG 04-95 (RC)	76.00	236.00	160.00	0.41	69%
incl.	76.00	140.00	64.00	0.65	66%
Significance	Thick intersection of leachable copper open to the northeast and east.
RG 04-98 (RC)	42.00	190.00	148.00	0.36	83%
incl.	92.00	140.00	48.00	0.52	92%
Significance	Hole drilled to twin drilling completed by previous operator, thick intersection of leachable copper open to the north.

1 Leachability refers to the dissolution of copper into solution either through the use of sulfuric acid (oxide mineralization) or sodium cyanide (secondary sulfide mineralization).

1550 - 625 HOWE STREET      VANCOUVER     BC     CANADA      V6C 2T6

info@luminacopper.com      www.luminacopper.com     T: 604 687 0407    F: 604 687 7041

NEWS RELEASE AMEX / TSX: LCC

RG 04-99 (RC)	22.00	66.00	44.00	0.41	84%
Significance	Near surface leachable copper mineralization thinning on the northeastern edge of the deposit.
RG 04-101 (RC)	34.00	264.00	230.00	0.50	47%
Significance	Near surface, thick intersection of copper mineralization.
RG 04-103 (RC)	52.00	246.00	194.00	0.64	58%
Significance	Near surface, thick intersection of copper mineralization open to the east and northeast.
RG 04-105 (RC)	50.00	230.00	180.00	0.39	36%
Significance	Near surface, thick intersection of copper mineralization open to the east with increased primary mineralization in this area.
RG 04-106 (RC)	4.00	62.00	58.00	0.79	95%
Significance	Hole drilled to twin drilling completed by previous operator.
RG 04-108 (RC)	54.00	132.00	78.00	0.51	93%
Significance	Hole drilled to twin drilling completed by previous operator.
RG 04-110 (RC)	26.00	60.00	34.00	0.41	88%
Significance	Hole drilled to twin drilling completed by previous operator.
RG 04-111 (RC)	94.00	308.00	214.00	0.35	77%
incl.	94.00	116.00	22.00	0.91	83%
Significance	Thick intersection of leachable copper with higher grade leachable material in the upper part of the hole, open to the south and southwest.

Holes RG04-96, RG04-100, RG04-102, RG04-104, RG04-107, RG04-109, RG04-112 and RG04-114 were drilled to provide samples for the metallurgical test program.

Holes RG04-64, RG04-78, RG04-82, RG04-86, RG04-89, RG04-97 and RG04-113 encountered no or insignificant copper mineralization.

Anthony Floyd, P.Geo., is the Qualified Person as defined by National Instrument 43-101 for the Regalito Project. Patricio Valenzuela, a Chilean geologist with over 24 years of experience is supervising the quality control and quality assurance program on site.  Logging and sampling are completed in Lumina’s secure facility located at the project.  The drill cores are mechanically split on site and samples are transported to the Activation Laboratories Limitada facility in La Serena, Chile (Actlabs Chile) for sample preparation and analysis. Total copper content is determined by three-acid digestion and atomic absorption analysis.  Sequential copper content is determined by digestion in two steps: 1) with a 5% sulphuric acid cold solution, and 2) a 10% sodium cyanide digestion of the residue of step 1.  Solutions from each step are analyzed by atomic absorption.  The sum of these two analyses is an indicator of the leachable copper content of the sample.  Lumina inserts standards, blanks and duplicates selected on a random basis into the sample stream and sends 5% of the sample pulps to check laboratories in Santiago, Chile.

1550 - 625 HOWE STREET      VANCOUVER     BC     CANADA      V6C 2T6

info@luminacopper.com      www.luminacopper.com     T: 604 687 0407    F: 604 687 7041

NEWS RELEASE AMEX / TSX: LCC

1550 - 625 HOWE STREET      VANCOUVER     BC     CANADA      V6C 2T6

info@luminacopper.com      www.luminacopper.com     T: 604 687 0407    F: 604 687 7041

FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1.

NAME AND ADDRESS OF COMPANY

Lumina Copper Corp. (the “Company”)

1550 – 625 Howe Street

Vancouver, British Columbia  V6C 2T6

ITEM 2.

DATE OF MATERIAL CHANGE

December 8, 2004

ITEM 3.

NEWS RELEASE

A news release was issued by the Company on December 8, 2004 at Vancouver, British Columbia and distributed through the facilities of CCN Matthews.

ITEM 4.

SUMMARY OF MATERIAL CHANGE

The Company announces that recent drill results from its Regalito property in central Chile have significantly expanded the zone of copper mineralization.  Assay and leachability results for the final 32 holes and hole locations are shown on the attached table and map.  Lumina's 2004 drilling program is now complete, with 32,189 meters in 114 reverse circulation and diamond drill holes having been drilled.  A new mineral resource estimate by AMEC is in preparation and will be announced in early January 2005.

ITEM 5.

FULL DESCRIPTION OF MATERIAL CHANGE

Lumina Copper Corp is pleased to announce that recent drill results from its Regalito property in central Chile have significantly expanded the zone of copper mineralization.  Assay and leachability results for the final 32 holes and hole locations are shown on the attached table and map.  Lumina's 2004 drilling program is now complete, with 32,189 meters in 114 reverse circulation and diamond drill holes having been drilled.  A new mineral resource estimate by AMEC is in preparation and will be announced in early January 2005.

In October, Lumina began a comprehensive metallurgical testwork program under the supervision of SGS Lakefield, Chile. The first phase comprised bottle roll testing of oxide and sulphide material from drill core and chips and was completed in late November.  Results confirm the excellent leachability of this material in confirmation of previous results from the sequential assay analysis of each drill sample.

The second phase of the program began in November with the drilling of eight large-diameter core holes for bulk column testing.  Lakefield is currently crushing and screening the core from these holes to construct the bulk columns, which will run until mid-2005 and form the basis for a pre-feasibility study into a large-scale copper leaching operation at Regalito.  A

1550-625 HOWE STREET, VANCOUVER, B.C.  CANADA  V6C 2T6

TEL. 604.687-0407  FAX.  604.687-7041

copper leaching operation produces copper cathode on-site and avoids the need to ship copper concentrate to an off-site smelter.  As a result, economic grades for copper leach operations are normally much lower than for copper concentrate-producing operations.

Vector Engineering has completed its preliminary infrastructure study for the layout of heap leach pads, dumps and basic infrastructure to support a mining operation producing approximately 150,000 tonnes of copper cathode per year from both heap and dump leach material.  A Preliminary Assessment to evaluate the viability of a mining operation at Regalito will commence in January and is targeted for completion during the second quarter of 2005.

Drill Hole	From	To	Length	Cu	Leachability[1]
	metres	metres	Metres	%
RG 04-44 (DD)	16.00	278.00	262.00	0.38	87%
incl.	16.00	86.00	70.00	0.58	89%
Significance	Thick intersection of leachable copper, Lumina twin hole with RG-01.
RG 04-61 (RC)	132.00	240.00	108.00	0.36	68%
Significance	Thick intersection of leachable copper.
RG 04-76 (RC)	96.00	288.00	192.00	0.42	72%
incl.	96.00	140.00	44.00	0.56	75%
Significance	Thick intersection of leachable copper.
RG 04-77 (RC)	92.00	194.00	102.00	0.35	87%
Significance	Thick intersection of leachable copper.
RG 04-79 (RC)	74.00	320.00	246.00	0.43	78%
incl.	74.00	132.00	58.00	0.58	83%
Significance	Thick intersection of leachable copper with higher grade in upper part of hole.
RG 04-81 (RC)	44.00	430.00	386.00	0.36	32%
Significance	Thick intersection of copper mineralization, open on the section to the southeast.
RG 04-83 (RC)	30.00	170.00	140.00	0.40	94%
incl.	30.00	80.00	50.00	0.53	95%
Significance	Thick intersection of highly leachable copper.
RG 04-84 (DD)	60.00	324.00	264.00	0.39	70%
incl.	226.00	324.00	98.00	0.57	55%
Significance	Thick intersection of leachable copper, open to the southwest.
RG 04-87 (RC)	40.00	112.00	72.00	0.32	65%
Significance	Intersection of near surface leachable copper, open to the south and southwest.
RG 04-88 (DD)	96.00	144.00	48.00	0.34	61%
Significance	Deposit thinning to the southwest.
RG 04-90 (RC)	72.00	270.00	198.00	0.53	70%
Significance	Thick intersection of leachable copper at southeast extent of the deposit.
RG 04-91 (DD)	66.00	266.00	200.00	0.51	77%
incl.	94.00	162.00	68.00	0.68	75%
Significance	Thick intersection of leachable copper open to the south and southwest.
RG 04-92 (DD)	8.00	105.00	97.00	0.53	93%
Significance	Hole drilled to twin drilling completed by previous operator.
RG 04-93 (DD)	6.00	60.00	54.00	0.68	93%
Significance	Hole drilled to twin drilling completed by previous operator.
RG 04-94 (DD)	50.00	270.00	220.00	0.43	93%
incl.	50.00	66.00	16.00	0.72	95%
Significance	Thick intersection of leachable copper in the central part of the deposit.
RG 04-95 (RC)	76.00	236.00	160.00	0.41	69%
incl.	76.00	140.00	64.00	0.65	66%
Significance	Thick intersection of leachable copper open to the northeast and east.
RG 04-98 (RC)	42.00	190.00	148.00	0.36	83%
incl.	92.00	140.00	48.00	0.52	92%

1 Leachability refers to the dissolution of copper into solution either through the use of sulfuric acid (oxide mineralization) or sodium cyanide (secondary sulfide mineralization).

Drill Hole	From	To	Length	Cu	Leachability[1]
	metres	metres	Metres	%
Significance	Hole drilled to twin drilling completed by previous operator, thick intersection of leachable copper open to the north.
RG 04-99 (RC)	22.00	66.00	44.00	0.41	84%
Significance	Near surface leachable copper mineralization thinning on the northeastern edge of the deposit.
RG 04-101 (RC)	34.00	264.00	230.00	0.50	47%
Significance	Near surface, thick intersection of copper mineralization.
RG 04-103 (RC)	52.00	246.00	194.00	0.64	58%
Significance	Near surface, thick intersection of copper mineralization open to the east and northeast.
RG 04-105 (RC)	50.00	230.00	180.00	0.39	36%
Significance	Near surface, thick intersection of copper mineralization open to the east with increased primary mineralization in this area.
RG 04-106 (RC)	4.00	62.00	58.00	0.79	95%
Significance	Hole drilled to twin drilling completed by previous operator.
RG 04-108 (RC)	54.00	132.00	78.00	0.51	93%
Significance	Hole drilled to twin drilling completed by previous operator.
RG 04-110 (RC)	26.00	60.00	34.00	0.41	88%
Significance	Hole drilled to twin drilling completed by previous operator.
RG 04-111 (RC)	94.00	308.00	214.00	0.35	77%
incl.	94.00	116.00	22.00	0.91	83%
Significance	Thick intersection of leachable copper with higher grade leachable material in the upper part of the hole, open to the south and southwest.

Holes RG04-96, RG04-100, RG04-102, RG04-104, RG04-107, RG04-109, RG04-112 and RG04-114 were drilled to provide samples for the metallurgical test program.

Holes RG04-64, RG04-78, RG04-82, RG04-86, RG04-89, RG04-97 and RG04-113 encountered no or insignificant copper mineralization.

Anthony Floyd, P.Geo., is the Qualified Person as defined by National Instrument 43-101 for the Regalito Project. Patricio Valenzuela, a Chilean geologist with over 24 years of experience is supervising the quality control and quality assurance program on site.  Logging and sampling are completed in Lumina’s secure facility located at the project.  The drill cores are mechanically split on site and samples are transported to the Activation Laboratories Limitada facility in La Serena, Chile (Actlabs Chile) for sample preparation and analysis. Total copper content is determined by three-acid digestion and atomic absorption analysis.  Sequential copper content is determined by digestion in two steps: 1) with a 5% sulphuric acid cold solution, and 2) a 10% sodium cyanide digestion of the residue of step 1.  Solutions from each step are analyzed by atomic absorption.  The sum of these two analyses is an indicator of the leachable copper content of the sample.  Lumina inserts standards, blanks and duplicates selected on a random basis into the sample stream and sends 5% of the sample pulps to check laboratories in Santiago, Chile.

ITEM 6.

RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

This report is not being filed on a confidential basis.

ITEM 7.

OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8.

EXECUTIVE OFFICER

For further information, please contact:

Name:

Robert Pirooz

Office:

Vice President

Telephone:

(604) 687-0333

ITEM 9.

DATE OF REPORT

DATED at Vancouver, British Columbia, this 8th day of December, 2004.

“Signed”

Robert Pirooz

Vice President